Exhibit 99.1


CONTACT:


Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
Email: yoramb@fundtech.com




                     FUNDTECH REPORTS SECOND QUARTER RESULTS

JERSEY CITY, N.J.--August 5, 2002--Fundtech Ltd. (Nasdaq: FNDT), a leading provider of global payments and cash management solutions, today announced its financial results for the second quarter ended June 30, 2002.

Revenues for the second quarter were $9.3 million, an increase of 2% from the first quarter of 2002; and a decline of 16% compared to the second quarter of 2001. Compared to the first quarter, services revenues increased $1.0 million to $4.5 million offsetting a $0.7 million decrease in license revenues and $0.2 million decrease in hardware sales.

Excluding amortization of intangibles, non-recurring expenses and amortization of capitalized software development costs, the adjusted net loss for the second quarter was $3.2 million, or $0.23 per share, compared with an adjusted net loss of $3.7 million, or $0.26 per share, for the first quarter of 2002 and, compared with an adjusted net loss of $2.9 million or $0.20 in the second quarter of 2001.

On a GAAP basis, net loss for the second quarter was $3.9 million, or $0.27 per share, equal to the net loss for the first quarter of 2002. The net loss in the second quarter of 2001 was $7.0 million, or $0.49 per share.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Adoption of SFAS 142 is required for fiscal years beginning after December 15, 2001. SFAS 142 requires that goodwill and intangible assets, which have indefinite useful lives,

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not be amortized but rather tested at least annually for impairment. The Company adopted SFAS 142 as of January 1, 2002 and completed its initial, transitional goodwill impairment analysis under SFAS 142 as of June 30, 2002. As a result, no goodwill impairment was deemed to exist.

"As we expected, and despite some encouraging signs, the market remained weak during the second quarter of 2002. Our short-term focus is now on moving our existing CLS, ACCESS.pro and Global PAY plus customers to commercial production. We expect that this milestone will contribute to our revenue growth in the second half of the year and, that the commercial availability of these new products should result in additional revenues from new customers in 2003 and beyond." said Reuven Ben Menachem, Chairman and CEO of Fundtech. "Reflecting our progress in completing this major development cycle we continue to manage our expenses and take the necessary steps to bring our expenses in line with revenues. Accordingly, we expect to reduce our expenses by approximately $1.5 million per quarter beginning in the fourth quarter of 2002 compared to the second quarter of 2002."

Second quarter highlights:
o Added six new customers in the US and three new international customers including one new CLS customer; up from a total of two new customers in the first quarter;
o    Closed 27 new deals;
o Signed $1.1 million of new recurring revenue business in the US to be recognized over multiple quarters;
o Expanded business with our existing customers, including additional functionality and new licenses to accommodate additional seats and transaction volume;
o Increased, from 16 to 23, the number of customers live on our next-generation US payments product - PAYplus USA;
o Successfully upgraded all our US payments customers to the Federal Reserve Bank's new Fedwire message formats; and
o    Started our stock repurchase program, purchasing 21,500 shares.

About Fundtech


Fundtech (http://www.fundtech.com) is a leading provider of global payments and cash management solutions enabling businesses through their banks to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products and services automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time. Its solutions have been sold to more than 700 financial institutions around the globe.

Forward Looking Statements:

Statements included in this Release may contain forward-looking statements. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may relate, but are not limited, to projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects,"
"anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

CONTACT: Fundtech Ltd.
 Yoram Bibring, 201/946-1100
 yoramb@fundtech.com

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

                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
                                 (In Thousands)

                                                         June 30    December 31,
                                                           2002        2001
ASSETS                                                  ---------   ------------

Current assets:
 Cash & cash equivalents                                $  40,510     $  39,923
 Marketable securities                                      3,586         5,462
 Trade receivables, net                                    18,786        18,193
 Other accounts receivable and prepaid expenses             2,164         1,406
 Inventories                                                   41            24
                                                        ---------     ---------
   Total current assets                                    65,087        65,008

 Long term trade receivables, net                           2,084         2,679
 Long term lease deposits                                     661           607
 Property and equipment, net                                8,280         9,276
 Goodwill, net                                             11,087        10,523
 Other assets, net                                         12,961        13,550
                                                        ---------     ---------

   Total assets                                         $ 100,160     $ 101,643
                                                        =========     =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Trade payables                                         $   1,444     $   2,254
 Deferred revenues                                          7,498         1,389
 Accrued non-recurring expenses                               253           634
 Employee and payroll accruals                              2,288         2,393
 Other accounts payable and accrued expenses                3,696         3,132
                                                        ---------     ---------

   Total current liabilities                               15,179         9,802

Accrued severance pay                                          67            93
Accrued non-recurring expenses                                314           528
                                                        ---------     ---------

   Total liabilities                                       15,560        10,423
                                                        ---------     ---------

Shareholders' equity:
 Share capital                                                 45            43
 Additional paid-in capital                               139,771       139,708
 Accumulated other comprehensive loss                           9        (1,140)
 Accumulated deficit                                      (55,137)      (47,391)
 Treasury stock, at cost                                      (88)         --
                                                        ---------     ---------

   Total shareholders' equity                              84,600        91,220
                                                        ---------     ---------

   Total liabilities and shareholders' equity           $ 100,160     $ 101,643
                                                        =========     =========


Note: Certain prior year amounts have been reclassified to conform to current year presentation.


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

                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Consolidated Statements of Operations
                 (In Thousands, except Share and Per Share Data)


                                                                   Three Months Ended                 Six Months Ended
                                                                        June 30                           June 30,
                                                                  2002            2001             2002             2001
                                                              ------------     ------------     ------------     ------------

Revenues:
 Software license fees                                        $      1,778     $      4,006     $      4,276     $     10,782
 Maintenance                                                         3,003            2,752            5,996            5,465
 Services                                                            4,481            4,231            7,941            7,803
 Hardware sales                                                         61              129              283              216
                                                              ------------     ------------     ------------     ------------

   Total Revenues                                                    9,323           11,118           18,496           24,266
                                                              ------------     ------------     ------------     ------------

Operating expenses:
 Software licenses costs                                                27              277              273              601
 Maintenance and services costs                                      4,046            4,902            8,026            9,798
 Hardware costs                                                         31              104              218              173
 Software development                                                3,896            4,696            8,181            8,947
 Selling and marketing, net                                          2,673            2,675            4,978            5,341
 General and administrative                                          2,077            2,393            4,117            4,499
 Amortization of capitalized software development costs                394             --                394             --
 Amortization of acquisition-related goodwill                         --                405             --                818
 Amortization of other intangible assets                               225              216              446              435
 Non-recurring expenses                                               --              3,473                3            3,473
                                                              ------------     ------------     ------------     ------------

   Total operating expenses                                         13,369           19,141           26,636           34,085
                                                              ------------     ------------     ------------     ------------

Operating income (loss)                                             (4,046)          (8,023)          (8,140)          (9,819)

 Financial income, net                                                 188            1,056              394            2,224
                                                              ------------     ------------     ------------     ------------

   Net income (loss)                                          $     (3,858)    $     (6,967)    $     (7,746)    $     (7,595)
                                                              ============     ============     ============     ============

Net income (loss) per share:
 Net income (loss) used in
   computing income per share                                 $     (3,858)    $     (6,967)    $     (7,746)    $     (7,595)
 Basic income (loss) per share                                $      (0.27)    $      (0.49)    $      (0.54)    $      (0.54)
 Diluted income (loss) per share                              $      (0.27)    $      (0.49)    $      (0.54)    $      (0.54)

Shares used in computing :
 Basic income (loss) per share                                  14,283,342       14,202,319       14,280,824       14,194,002
 Diluted income (loss) per share                                14,283,342       14,202,319       14,280,824       14,194,002

Adjusted net income per share [A] :
 Adjusted net income used in
   computing income per share                                 $     (3,239)    $     (2,873)    $     (6,903)    $     (2,869)
 Diluted adjusted income (loss)  per share                    $      (0.23)    $      (0.20)    $      (0.48)    $      (0.20)

Shares used in computing :
 Diluted adjusted income (loss) per share                       14,283,342       14,202,319       14,280,824       14,194,002

Other Data:
 Depreciation                                                 $        892     $        957     $      1,781     $      1,880
 EBITDA [B]                                                         (2,535)          (2,972)          (5,516)          (3,213)
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Note:  Certain prior year amounts have been  reclassified  to conform to current year presentation.

[A]  Adjusted  net income per share has been  adjusted to exclude the effects of
     amortization   of   capitalized   software   development   costs  in  2002;
     amortization of  acquisition-related  goodwill in 2001; and amortization of other intangible assets and non-recurring expenses in both 2001 and 2002.

[B] EBITDA is calculated by the result of operating income (loss) plus depreciation, amortization and non-recurring expenses.